DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

02025454

NO ACT
P.E 12.20.2001
1-06388

March 7, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2002

John D. Amorosi
Davis Polk & Wardell
450 Lexington Avenue
New York, NY 10017

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated December 20, 2001

Dear Mr. Amorosi:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to RJRT by the Sisters of Mercy of the St. Louis Regional Community, St. Joseph Health System, and Catholic Health Initiatives. We also have received a letter on behalf of the proponents dated January 26, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Paul M. Neuhauser
5770 Midnight Pass Road
Sarasota, FL 34242

1-557-001

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4010

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

December 20, 2001

Re: **Shareholder Proposal Submitted by Sisters of Mercy, et al.**

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

R.J. Reynolds Tobacco Holdings, Inc. (the "**Company**") has received a shareholder proposal requesting that its subsidiary, R.J. Reynolds Tobacco Company ("**RJRT**"), disclose various items on the packaging of its tobacco products relating to the alleged health effects of those products (the "**Proposal**"). The Proposal was submitted pursuant to Rule 14a-8[1] of the Securities Exchange Act of 1934 by the Sisters of Mercy of the St. Louis Regional Community, Inc., as primary filer. The Sisters of Mercy were joined in this submission by St. Joseph Health System and Catholic Health Initiatives (collectively, the "**Proponents**"). The Proposal and its supporting statement (the "**Supporting Statement**") are set forth in full as Annex A to this letter.

The Company hereby notifies the Proponents of its intention to omit the Proposal from its proxy statement and form of proxy for the 2002 annual meeting of shareholders (the "**2002 Proxy Materials**"). This letter constitutes the Company's statement of the reasons that it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8, we are writing to request that the Staff of the Division of Corporation Finance (the "**Staff**") not recommend any enforcement action if the Company omits the Proposal from the 2002 Proxy Materials. The Company has advised us as to the factual matters set forth below. The date currently proposed for the annual

[1] Unless otherwise noted, all section and clause references herein are to this Rule.

meeting is April 24, 2002, although this date has not yet been approved by the Company's Board of Directors.

The Proposal states:

> RESOLVED: shareholders recommend that, in addition to making information known regarding 'cigarette price, brand availability and average tar and nicotine yields,' every package of our tobacco products include full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand, and what detriment to life-expectancy the consumer may expect to incur from regular use of the product, as well as the health hazards for others, especially children, connected with environmental tobacco smoke.

The Company believes that it may omit the Proposal from the 2002 Proxy Materials for each of the following, separately sufficient, reasons:

(i) pursuant to (i)(7) because it pertains to matters of ordinary business operations; and

(ii) pursuant to (i)(3) because elements of the Supporting Statement are contrary to Rule 14a-9 of the '34 Act which prohibits false or misleading statements in proxy materials.

I. Grounds for Omission

A. The Proposal pertains to matters of ordinary business operations (*i.e.*, litigation strategy).

The Proposal recommends that RJRT disclose various matters on the packaging for its tobacco products that are the subject of governmental regulation and thousands of lawsuits in which RJRT is involved across the country. If implemented, the Proposal would interfere significantly with RJRT's current litigation strategy in these lawsuits and amount to an impermissible intrusion on the oversight of ordinary business operations by management and the Board of Directors.

The Staff has previously acknowledged that a shareholder proposal is properly excludable under the "ordinary course of business" exception contained in (i)(7)[2] when the subject matter of the proposal is the same or similar to that which is at the heart of litigation in which a registrant is then involved. *See, e.g., RJR Nabisco Holdings Corp.* (February 22, 1999) (proposal requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy of class-action lawsuit on similar matter); *Philip Morris Companies Inc.* (February 22, 1999) (same). This result is also consistent with the longstanding position of the Staff that a registrant's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations within the meaning of (i)(7). *See, e.g., Microsoft Corporation* (September 15, 2000) (proposal asking the registrant to sue the federal government on behalf of shareholders excludable as ordinary business because it relates to the conduct of litigation); *Exxon Mobil Corporation* (March 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable because relates to litigation strategy and related decisions); *Philip Morris Companies Inc.* (February 4, 1997) (proposal that recommended that Philip Morris Companies Inc. voluntarily implement certain FDA regulations while simultaneously challenging the legality of those regulations was found excludable under clause (c)(7), the predecessor to the current (i)(7)); *Adams Express Company* (July 18, 1996) (proposal for registrant to initiate court action against the Federal Reserve Board excludable as ordinary business because it went to the determination by the company to institute legal action); *Exxon Corporation* (December 20, 1995) (proposal that registrant forego any appellate or other rights that it might have in connection with litigation arising from the Exxon Valdez incident excludable because litigation strategy and related decisions are matters relating to the conduct of the registrant's ordinary business operations); *Benihana National Corporation* (September 13, 1991) (Same).

The lawsuits in which the Proposal would impermissibly interfere with RJRT's current litigation strategy and prospects can be summarized as follows:

- The Proposal recommends that every package of RJRT's tobacco products include "full and truthful information regarding ingredients that may be harmful to the consumer's health . . . and

[2] Clause (i)(7) permits omission of a proposal if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant."

what detriment to life-expectancy the consumer may expect to incur from regular use of [tobacco] product[s]." In this respect, RJRT is contesting the validity of regulations adopted by the Commonwealth of Massachusetts that would require additional disclosure on cigarette packaging, if implemented, regarding the ingredients contained in, and the so-called nicotine yield ratings of, each brand. Furthermore, RJRT is the defendant in thousands of litigations in which plaintiffs are seeking damages for, among other things, the allegedly adverse health effects of its products and the alleged inadequacy of warnings contained on the packaging for RJRT's tobacco products. We describe these various lawsuits and challenges further in items 1 – 3 of Annex B.

- The Proposal requests that every package of RJRT's tobacco products disclose (a) "information known regarding . . . average tar and nicotine levels" and (b) "full and truthful information regarding . . . the toxicity of the specific brand[s]." These matters are in dispute in numerous litigations in which RJRT is involved. In particular, there are class actions pending in various jurisdictions in which the plaintiffs allege that (1) low tar and nicotine cigarettes, as determined by the method prescribed by the U.S. Federal Trade Commission (the "**FTC Method**"), are not low in tar and nicotine as smoked by smokers, and (2) advertising citing the FTC Method ratings (including taste descriptors such as "light" and "ultralight") are deceptive. *See* Annex B, item 4. As noted above, the Staff has previously found shareholder proposals that implicate these issues to be excludable under the "ordinary course" exception because their subject matter is the same or similar to that which is at issue in litigation in which a registrant is then involved. *RJR Nabisco Holdings Corp.* (February 22, 1999) (proposal requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable because it interfered with litigation strategy of class-action lawsuit on similar matter); *Philip Morris Companies Inc.* (February 22, 1999) (same).

- The Proposal asks RJRT to include information on every package of its tobacco products as to the alleged health hazards of environmental tobacco smoke ("**ETS**"). Presently, RJRT is a defendant in 2,938 lawsuits in which plantiffs are seeking damages on the basis of, among other things, RJRT's alleged liability for

> ETS exposure. RJRT is also involved in a lawsuit in which it is contesting the validity of a report adopted by the United States Environmental Protection Agency (the "**EPA**") on various matters, including the classification of ETS as a Group A (known human) carcinogen. We have summarized these cases in items 5 and 6 on Annex B.

Therefore, the Proposal squarely implicates issues that are the subject matter of thousands of lawsuits involving RJRT and/or the Company. In effect, the Proposal recommends that the Company implement or facilitate the goals of the opposing parties in these various lawsuits at the same time that the Company and/or its subsidiaries or affiliates are actively challenging those parties' legal positions or claims. Being forced either to comply with the Proposal or to take public positions (or no position) in the 2002 Proxy Materials with respect to the Proposal would improperly interfere with and otherwise adversely affect the Company's and/or RJRT's litigation strategy in these cases.

In summary, the Proposal seeks to substitute the judgment of shareholders for that of the Company and/or RJRT on decisions involving litigation strategy. Every company's management has a basic obligation to defend itself and its products against unwarranted litigation and regulation. That responsibility is at the core of the everyday business of a registrant. A shareholder request that interferes with this obligation is inappropriate, particularly when there are thousands of pending litigations involving the Company, RJRT or one of their respective subsidiaries or affiliates on the very issues that form the basis for the Proposal. Because the Proposal intrudes on ordinary business operations, the Company believes that it may properly exclude it from the 2002 Proxy Materials under (i)(7).

B. The Proposal and the Supporting Statement are contrary to Rule 14a-9.

Clause (i)(3) allows a registrant to omit a proposal if it or its supporting statement is contrary to Rule 14a-9 of the '34 Act which prohibits false or misleading statements in proxy materials. The Supporting Statement states:

> Cigarettes are a drug delivery device. With other drugs the FDA has determined that consumers be fully informed as to the effects, counter-effects and adverse warnings of the product.

These statements are false and misleading, as they imply that the FDA has, or may have a legal basis for, jurisdiction over tobacco products. Indeed, the opposite is true. In *FDA v. Brown & Williamson Tobacco Corporation*, 529 U.S. 120 (2000), the Supreme Court held that the FDA lacked jurisdiction to regulate tobacco products as customarily marketed. In doing so, the Supreme Court effectively rejected the FDA's claim that cigarettes are drug delivery devices, a claim that had formed the basis for the FDA's assertion of jurisdiction over tobacco products. Because of these false and misleading statements, the Company believes that it may properly exclude the Proposal pursuant to (i)(3).

II. Conclusion

Based on the foregoing, the Company believes that it may omit the Proposal from the 2002 Proxy Materials because the Proposal (i) relates to the conduct of the ordinary business operations of a subsidiary of the Company (*i.e.*, litigation strategy) and (ii) is false and misleading.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (212) 450-4010.

Thank you for your consideration of these matters.

Very truly yours,

John D. Amorosi

Attachment
cc w/ att: Sisters of Mercy of the St. Louis Regional Community
St. Joseph Health System
Catholic Health Initiatives

Annex A

INSERTS DISCLOSING PERSONAL AND SOCIAL EFFECTS RELATED TO USING OUR COMPANY'S TOBACCO PRODUCTS
Loews and R.J. Reynolds

WHEREAS, in *Lorillard Tobacco Co. et al. v. Reilly, Attorney General of Massachusetts, et al.*, the U.S. Supreme Court ruled that Massachusetts law regarding the sale of tobacco products constituted "nearly a complete ban on the communication of truthful information." Partially because of this restriction, it rules against the Commonwealth. The Court ruled that "a speech regulation cannot unduly impinge on the speakers ability to propose a commercial transaction and the adult listeners opportunity to obtain information about products."

- Published reports about this ruling stressed the fact that "free speech" regarding the promotion and/or sale of tobacco at the point-of-purchase involved "the communication of truthful information" regarding the product.

- Our company supported the position of the Court.

- In arguing against damages related to use of our Company's products the Company has argued that consumers were fully informed as to the health-hazards connected to their use. However juries here and abroad have not agreed with such attestations, in part, because of the kinds of promotion–including those at point-of-purchase–used by our Company.

- In the Master Settlement Agreement reached with 46 States Attorneys General our company agreed to tell the truth about dangers arising from the use of our products.

- It would seem to the proponents of this resolution that, if the companies support the fact that consumers should be fully appraised of "truthful information" regarding our products, that such can only be conveyed by a package insert detailing information regarding the product.

RESOLVED: shareholders recommend that, in addition to making information known regarding "cigarette price, brand availability and average tar and nicotine yields," every package of our tobacco products include full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand, and what detriment to life-expectancy the consumer may expect to incur from regular use of the product, as well as the health hazards for others, especially children, connected with environmental tobacco smoke.

Supporting Statement

Given the fact that our Company recognizes the health hazards involved in use of the product, we recommend that this insert shall be included with the sale of all of our tobacco products. Cigarettes are a drug-delivery device. With other drugs the FDA has determined that consumers be fully informed as to the effects, counter-effects and adverse warnings of the product. It seems to the filers of this resolution that such information would be another way our company might make sure those using our tobacco products are fully informed as to the consequences of using them.

Annex B

The Proposal would improperly interfere with litigation strategy in thousands of pending legal actions, proceedings and claims involving the Company, RJRT and/or their respective affiliates or indemnitees. A more extensive discussion of these cases is available in the Company's most recent quarterly report on Form 10-Q. However, we would summarize these proceedings as follows:

1. In July 1996, Massachusetts enacted legislation requiring manufacturers of tobacco products sold in Massachusetts to report the ingredients of each brand sold on an annual basis beginning December 15, 1997. The statute also requires the reporting of nicotine yield ratings in accordance with procedures established by the state. The legislation contemplates public disclosure of all ingredients in descending quantitative order, a trade-secret disclosure that RJRT believes could damage the competitive position of its brands. RJRT and other cigarette manufacturers filed suit in the United States District Court for the District of Massachusetts seeking to have the statute declared invalid. In September 2000, the district court permanently enjoined enforcement of the law relating to ingredient disclosure and issued a judgment in favor of the cigarette manufacturers. On October 16, 2001, a panel of the United States Court of Appeals for the First Circuit reversed the district court's decision, ruling that the ingredient disclosure provisions are valid. However, the First Circuit has granted a motion by RJRT and the other tobacco manufacturers for a rehearing *en banc*. In its order in this respect, the First Circuit vacated the most recent opinion by its panel, thus reinstating the District Court's prior injunction against enforcement of the Massachusetts legislation at issue. In recommending ingredient disclosure on the packages of RJRT's products, the Proposal advocates actions that are substantially equivalent to that which RJRT is challenging in this dispute (*i.e.*, the adverse effects of ingredient disclosure on RJRT trade secrets). As such, the Proposal improperly interferes with RJRT's litigation strategy in this lawsuit.

2. In August 1998, the Massachusetts Department of Public Health (“**MDPH**”) issued proposed regulations for public comment that would require annual reporting, beginning July 1, 2000, on a brand-by-brand basis of 43 smoke constituents in both mainstream smoke and sidestream smoke. RJRT and other cigarette manufacturers filed comments with the MDPH on October 9, 1998. RJRT and the other manufacturers believe that the MDPH lacks legal authority to promulgate these regulations. Nevertheless, RJRT and the other manufacturers

conducted a cooperative benchmarking study to address certain MDPH concerns. The benchmarking study obtained smoke constituent information on a representative number of cigarette brand styles. The final report, including all data, has been presented to the MDPH. The MDPH has drafted additional proposed regulations requiring further extensive testing of cigarette brands. The MDPH has engaged in discussion about these additional proposed regulations with representatives of the cigarette manufacturers and others, but has not formally issued them for public comment. By recommending such disclosure on the packaging of RJRT's tobacco products, the Proposal directly and unduly interferes with the Company's discussions with the MDPH on (and potential future challenges to the validity of) these proposed regulations.

3. As of October 19, 2001, over 1,600 legal actions, proceedings or claims are pending against RJRT and/or its affiliates or indemnitees including lawsuits claiming that lung cancer and other diseases, as well as addiction, have resulted from the use of RJRT's products. The plaintiffs seek recovery on a variety of legal theories, including negligence, failure to warn, fraud and misrepresentation. Punitive damages, often in amounts ranging into the hundreds of millions or even billions of dollars, are specifically pleaded in a number of cases, in addition to compensatory and other damages. At issue in many of these cases are matters that are the subject of the Proposal, namely the allegedly adverse health effects of tobacco and the alleged inadequacy of warnings contained on the packaging for RJRT's tobacco products.

4. Class-action suits against RJRT in Illinois, Missouri and New Jersey claim that (1) low tar and nicotine cigarettes, as determined by the FTC Method, are not low in tar and nicotine as smoked by smokers, and (2) advertising citing the FTC Method ratings (including taste descriptors such as "light" and "ultralight") are deceptive. In these cases, plaintiffs claim that the use of these terms deceptively implies varying toxicity between brands of RJRT's products when, according to the plantiffs, there is none. As noted above, the Staff has previously found shareholder proposals that implicate these issues to be excludable under the "ordinary course" exception because their subject matter is the same or similar to that which is at issue in litigation in which a registrant is then involved. *RJR Nabisco Holdings Corp.* (February 22, 1999); *Philip Morris Companies Inc.* (February 22, 1999).

5. As of October 19, 2001, in addition to the over 1,600 cases discussed in paragraph 3. above, approximately 2,932 lawsuits known as the Broin II cases have been brought by individual flights attendants in Florida state court for personal injury as a result of illness allegedly caused by exposure to ETS in airplane cabins. Plaintiffs bear the burden of proving that their alleged adverse

health effects were actually caused by ETS exposure in airplane cabins. On April 5, 2001, in the first Broin II flight attendant case to go to trial, *Fontana v. Philip Morris, Inc.*, a Florida state court jury returned a verdict in favor of the defendants, including RJRT. Plaintiff filed an appeal to the court's final judgment that was dismissed by the Florida Court of Appeals. *Fontana v. Philip Morris, Inc.*, 788 So. 2d 983 (Fla. 2001). The other Broin II cases remain pending. There are also 6 individual lawsuits seeking to impose liability on RJRT and/or its affiliates or indemnitees for ETS exposure. The Proposal asks RJRT to disclose the alleged health hazards of ETS on the labels for its products. Including the Proposal in the 2002 Proxy Materials would require the Company to take public positions in SEC filings on matters that are the subject of these litigations. Accordingly, the Proposal would adversely affect RJRT's litigation strategies in these cases and is therefore excludable.

6. In December 1992, the EPA issued a report that classified ETS as a Group A (known human) carcinogen. RJRT and others filed suit to challenge the validity of the EPA report. On July 17, 1998, a federal district court judge held that the EPA's classification of ETS was invalid and vacated those portions of the report dealing with lung cancer. The EPA has appealed, and oral argument was held before the Court of Appeals for the Fourth Circuit on June 7, 1999. RJRT is awaiting the Court's decision. For all of the reasons described in this letter, the Company believes that it may omit the Proposal from the 2002 Proxy Materials on the basis of clause (i)(7) (*i.e.*, interferes with litigation strategy).

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of St. Louis

2039 North Geyer Road
St. Louis, MO 63131-3399
314-966-4313
Fax 314-966-2398

Mercy CRI Committee for Responsible Investment

October 29, 2001

Mr. Andrew Schindler, CEO
R. J. Reynolds Tobacco Holdings, Inc.
401 N Main Street
Winston Salem, NC 27101

Dear Mr. Schindler:

The Sisters of Mercy desire to file the enclosed shareholder resolution titled "Inserts Disclosing Personal and Social Effects Related to Using Our Company's Tobacco Products."

The Sisters of Mercy are beneficial owners of 100 shares of R. J. Reynolds Tobacco Holdings Common Stock. The Sisters are going to continue to hold this investment for a period of time, at least through the date of the next annual stockholders meeting.

I am hereby authorized to notify you that the Sisters of Mercy of the St. Louis Regional Community will be the primary filer for the enclosed resolution. I trust that it will be considered for action by the shareholders at the 2002 annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

A representative of the filers will attend the annual shareholders meeting to move the resolution. Please note the contact person for this resolution will be: Michael Crosby, OFMCap. His telephone number is 414-271-0735, fax number 414-271-0637 and his address is 1015 North 9th Street, Milwaukee, WI 53233.

If you should for any reason desire to oppose this please be kind enough to include it in the corporation's proxy material and the filed statement as required by aforesaid mentioned rules and regulations.

Please contact me at the above address if you require additional information

Sincerely,

S. Katherine Marie Glosenger, RSM

Sister Katherine Marie Glosenger, RSM
Treasurer

SKMG/jr
Enclosures

cc: Diane Bratcher - ICCR
Sister Susan Jordan, SSND
Rev. Mike Crosby, OFMCap
Regina Murphy

02/08/02 10:44 FAX 212 450 5648 DPW 25-28 016

Nov-05-01 16:16 From-RJRT EXTERNAL RELATIONS +3367417975 T-090 P.03/04 F-151

J.A. Glynn & Co.

Established in 1945
Securities Dealer
Registered Investment Advisor

Daniel J. Ferry, Jr. Chairman and CEO
JAC Advisors - Chairman

October 9, 2001

Sisters of Mercy of the
St. Louis Regional Community, Inc.
Sr. Katherine Marie Glosenger, RSM
Treasurer
2039 N. Geyer Road
St. Louis, MO 63131

RE: Ownership of R.J. Reynolds Tobacco Holdings, Inc. Common Stock

Dear Sister Katherine:

Please accept this letter as documentation of the fact that the Sisters of Mercy of the St. Louis Regional Community, Inc., Missouri Not-for-Profit Corporation, owns a total of 100 shares of R.J. Reynolds Tobacco Holdings, Inc. common stock. These shares were acquired via holdings in RJR Nabisco Holdings, Inc., and were purchased beginning in October 1994 (RJR Nabisco). The Sisters are going to continue to hold this investment for a period of time, at least through the date of the next annual stockholders' meeting.

The above 100 shares are held by DTC in the Nominee Name of Cede & Co. C/O Firstar Corporation Trust Department, St. Louis, Missouri, for benefit of the Sisters of Mercy of the St. Louis Regional Community, Inc.

If R.J. Reynolds Tobacco Holdings, Inc. has any questions regarding your ownership of this security, please direct any such inquiries to J.A. Glynn & Co.

Sincerely,

Daniel J. Ferry, Jr.
Chairman & CEO

mb

9841 Clayton Road Saint Louis, Missouri 63124
TEL: 314-997-1277 800-966-GLYN Fax: 314-997-7307

INSERTS DISCLOSING PERSONAL AND SOCIAL EFFECTS RELATED TO USING OUR COMPANY'S TOBACCO PRODUCTS
Loews and R. J. Reynolds

WHEREAS, in Lorillard Tobacco co. etal. V. Reilly. Attorney General of Massachusetts, etal, the U.S. Supreme Court ruled that Massachusetts law regarding the sale of tobacco products constituted "nearly a complete ban on the communication of truthful information." Partially because of this restriction, it ruled against the Commonwealth. The Court ruled that "a speech regulation cannot unduly impinge on the speakers ability to propose a commercial transaction and the adult listeners opportunity to obtain information about products."

– Published reports about this ruling stressed the fact that "free speech" regarding the promotion and/or sale of tobacco at the point-of-purchase involved "the communication of truthful information" regarding the product.

– Our company supported the position of the Court.

– In arguing against damages related to use of our Company's products the Company has argued that consumers were fully informed as to the health-hazards connected to their use. However juries here and abroad have not agreed with such attestations, in part, because of the kinds of promotion–including those at point-of-purchase–used by our Company.

– In the Master Settlement Agreement reached with 46 States Attorneys General our company agreed to tell the truth about dangers arising from the use of our products.

– It would seem to the proponents of this resolution that, if the companies support the fact that consumers should be fully appraised of "truthful information" regarding our products, that such can only be conveyed by a package insert detailing information regarding the product.

RESOLVED: shareholders recommend that, in addition to making information known regarding "cigarette price, brand availability and average tar and nicotine yields," every package of our tobacco products include full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand, and what detriment to life-expectancy the consumer may expect to incur from regular use of the product, as well as the health hazards for others, especially children, connected with environmental tobacco smoke.

Supporting Statement

Given the fact that our Company recognizes the health hazards involved in use of the product, we recommend that this insert shall be included with the sale of all of our tobacco products. Cigarettes are a drug-delivery device. With other drugs the FDA has determined that consumers be fully informed as to the effects, counter-effects and adverse warnings of the product. It seems to the filers of this resolution that such information would be another way our company might make sure those using our tobacco products are fully informed as to the consequences of using them.

Post-it™ Fax Note 7671	Date 11/1	# of pages ▶ 3
To John Amorosi	From Dara Folan	
Co/Dept	Co RJRTH	
Phone #	Phone # 336-741-5162	
Fax #	Fax #	

ST. JOSEPH HEALTH SYSTEM

PO Box 14132
Orange, CA 92863-1532

714 347 7500 Tel

October 30, 2001

copy to Rex Adebanjo (#17557/001)

Mr. Andrew J Schindler, CEO
RJ Reynolds Tobacco
401 N. Main St.
Winston-Salem, NC 27101

Dear Mr. Schindler,

The St Joseph Health System monitors the social implications of policies and practices of companies in which we hold investments.

As a health care institution, we are particularly concerned about the public health implications of the activities of companies we own. Because of this concern for the health of our communities, we are alarmed at the connections between tobacco smoke and reduced life expectancy of our patients.

Therefore, we are co-filing with the Sisters of Mercy of the St. Louis Regional Community the enclosed resolution on inserts disclosing personal and social effects related to tobacco products, for consideration and action by the stockholders at the next annual meeting and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that we are a co-sponsor of this resolution

The St Joseph Health System is the beneficial owner of 133 shares of common stock The enclosed letter of verification confirms this ownership. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC rules, and we will continue to hold shares in the company through the stockholders meeting

For matters relating to this resolution, please contact Fr. Michael Crosby, OFM Cap (who is coordinating the efforts of the filers) at.

Midwest Capuchins
1015 North 9th Street
Milwaukee, WI 53233
414-271-0735
414-271-0637 fax

Thank you for your consideration of this matter

Sincerely,

Mary Ann Gaido

Mary Ann Gaido
Assistant VP Advocacy
and Government Relations

cc. Sr. Katherine Glosenger
Diane Bratcher - ICCR;
Bruce Herbert – Newground
Rev. Mike Crosby, OFMCap

INSERTS DISCLOSING PERSONAL AND SOCIAL EFFECTS RELATED TO USING OUR COMPANY'S TOBACCO PRODUCTS

R. J. Reynolds

WHEREAS, in Lorillard Tobacco Co. et al V Reilly, Attorney General of Massachusetts, et al. the U.S. Supreme Court ruled that Massachusetts law regarding the sale of tobacco products constituted "nearly a complete ban on the communication of truthful information." Partially because of this restriction, it ruled against the Commonwealth. The Court ruled that "a speech regulation cannot unduly impinge on the speakers ability to propose a commercial transaction and the adult listeners opportunity to obtain information about products."

- Published reports about this ruling stressed the fact that "free speech" regarding the promotion and/or sale of tobacco at the point-of-purchase involved "the communication of truthful information" regarding the product.

- Our company supported the position of the Court.

- In arguing against damages related to use of our Company's products the Company has argued that consumers were fully informed as to the health-hazards connected to their use. However juries here and abroad have not agreed with such attestations, in part, because of the kinds of promotion--including those at point-of-purchase--used by our Company.

- In the Master Settlement Agreement reached with 46 States Attorneys General our company agreed to tell the truth about dangers arising from the use of our products.

- It would seem to the proponents of this resolution that, if the companies support the fact that consumers should be fully appraised of "truthful information" regarding our products, that such can only be conveyed by a package insert detailing information regarding the product.

RESOLVED: shareholder recommend that, in addition to making information known regarding "cigarette price, brand availability and average tar and nicotine yields," every package of our tobacco products include full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand, and what detriment to life-expectancy the consumer may expect to incur from regular use of the product, as well as the health hazards for others, especially children, connected with environmental tobacco smoke.

Supporting Statement

Given the fact that our Company recognizes the health hazards involved in use of the product, we recommend that this insert shall be included with the sale of all of our tobacco products. Cigarettes are a drug-delivery device. With other drugs the FDA has determined that consumers be fully informed as to the effects, counter-effects and adverse warnings of the product. It seems to the filers of this resolution that such information would be another way our company might make sure those using our tobacco products are fully informed as to the consequences of using them.

Mellon Bank

Mellon Bank N.A.
Mellon Bank Center
Aim 151-1015
Pittsburgh, PA 15258-0001

October 16, 2001

To Whom It May Concern:

This letter is to verify that as of this date St. Joseph Health System owns 133 shares of RJ Reynolds Hldgs Inc Com stock whose market value is in excess of $2,000. 33 shares have been held since June 6, 1999. The remaining 100 shares have been held since October 30, 2000.

This security is currently held by Mellon Bank, N.A., who serves as custodian for St. Joseph Health System. The shares are registered in our nominee name at Mellon Bank, N.A.

Sincerely,

Lesley Vetovich

Lesley Vetovich
Service Delivery Representative
phone(412) 236-3580 fax (412) 234-7339

02/08/02 10:46 FAX 212 450 5648 DPW 25-28 021

Nov-13-01 10:43 From-RJRT EXTERNAL RELATIONS +3367417975 T-109 P 01/04 F-195

Rec'd 11-13-01

cc: Jack; fax to Amarosi

CATHOLIC HEALTH INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver CO
80202
Phone 303 298-9100
Fax 303 298-9690

November 5, 2001

Post-it® Fax Note 7671	Date 11/13	# of pages ▸ 4
To John Amorosi	From Dara Folan	
Co./Dept.	Co.	
Phone #	Phone # (336) 741-5162	
Fax #	Fax #	

Andrew J. Schindler, CEO
R. J. Reynolds Tobacco Holdings Inc.
401 N Main Street
Winston-Salem, NC 27101

Dear Mr. Schindler:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 20 states and operating 64 hospitals, and 46 long-term care facilities, assisted living facilities and residential units in 66 rural and urban communities. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its values, principles and mission in its investment decisions.

The use of tobacco products continues to be an enormous health problem within the United States and throughout the world. Cigarette consumers need to receive truthful information about the health hazards associated with tobacco use. Each package of cigarettes should include full and accurate information regarding the ingredients that may be harmful to the consumer's health, toxicity of the specific brand and what detriment to life expectancy the consumer may expect to incur from regular use of the product Catholic Health Initiatives urges you to responsibly disclose all of the known adverse effects and health hazards associated with tobacco use.

Catholic Health Initiatives is the beneficial owner of approximately $2,000 of stock in R J. Reynolds Tobacco Holdings Inc. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Sisters of Mercy of St. Louis Region. Colleen Scanlon, Catholic Health Initiatives, Senior Vice President, Advocacy will serve as primary contact and can be contacted at 303-383-2693. It is our tradition as a religiously sponsored organization to seek dialogue with companies on the issue in the resolution offered to the shareholders. We hope that a discussion of this sort is of interest to you as well.

Sincerely,

Patricia A. Cahill

Patricia A. Cahill, JD
President and CEO

Attachments

PAC/CS/lb

bcc Sr. Regina Murphy, ICCR
Sr. Katherine Marie, Sisters of Mercy of St Louis Region

scanlon/sri/shareholder letter to company

INSERTS DISCLOSING PERSONAL AND SOCIAL EFFECTS RELATED TO USING OUR COMPANY'S TOBACCO PRODUCTS

R. J. Reynolds Tobacco Holdings Inc.

WHEREAS, in Lorillard Tobacco co. etal. V. Reilly, Attorney General of Massachusetts, etal. the U.S. Supreme Court ruled that Massachusetts law regarding the sale of tobacco products constituted "nearly a complete ban on the communication of truthful information." The Court ruled "speech regulation cannot unduly impinge on the speakers ability to propose a commercial transaction and the adult listeners opportunity to obtain information about products."

- Welcoming the Supreme Court ruling, William S. Ohlemeyer, Vice President and Associate General Counsel at Philip Morris USA said the Company's opposition to the Massachusetts law had "everything to do with our ability to communicate truthful information to adult smokers" like "cigarette price, brand availability and average tar and nicotine yields." (*NYT*, 07/03/01).
- In the Master Settlement Agreement reached with 46 States Attorneys General our company agreed to tell the truth about dangers arising from the use of our products.
- In arguing against damages related to use of our Company's products the Company has argued that consumers were fully informed as to the health-hazards connected to their use. However juries here and abroad have not agreed with such attestations, in part, because of the kinds of promotion–including those at point-of-purchase–used by our Company.
- It would seem to the proponents of this resolution that, if the companies support the fact that consumers should be fully appraised of "truthful information" regarding our products, that such can only be conveyed by a package insert detailing information regarding the product.

RESOLVED: shareholders recommend that, in addition to making information known regarding "cigarette price, brand availability and average tar and nicotine yields," every package of our tobacco products include full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand, and what detriment to life-expectancy the consumer may expect to incur from regular use of the product, as well as the health hazards for others, especially children, connected with environmental tobacco smoke.

Supporting Statement

Our Company recognizes the health hazards involved in use of its tobacco products. Therefore we recommend that this insert be included with the sale of all of our tobacco products domestically as well as wherever in the world we have point-of-purchase sales. In foreign countries this shall be in the language appropriate to the area in which the sale takes place. Our company recognizes that cigarettes are a drug-delivery device. With other drugs the FDA has determined that consumers be fully informed as to the effects, counter-effects and adverse warnings of the product. It seems to the filers of this resolution that such information would be another way our company might make sure those using our tobacco products are fully informed as to the consequences of using them.

Mellon Financial Corporation

One Mellon Center
Room 1015
Pittsburgh, PA 15258-0001

(412) 234-6824 Office
(412) 236-9216 Fax

Gretchen A. Friday
Assistant Vice President
friday.ga@mellon.com

November 1, 2001

Mr. Randall Baum, CFA
Senior Cash & Investment Analyst
Catholic Health Initiatives
1999 Broadway
Suite 2605
Denver, CO 80202

Dear Randy:

This letter is to certify that as of October 31, 2001, Catholic Health Initiatives owned 98 shares of R J Reynolds Tob. Holdings Inc. common stock. The market value of these shares is greater than $2,000.00 and this security has been held in excess of one year.

Mellon Bank, N.A., who serves as Trustee/Custodian for Catholic Health Initiatives holds R J Reynolds Tob Holdings Inc. shares.

Please let me know if you have any questions.

Thank you.

Regards,

Gretchen A Friday
Client Service Officer

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242
Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 26, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to R.J. Reynolds Tobacco Holdings, Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Sisters of Mercy of the St. Louis Regional Community, Inc., the St. Joseph Health System and Catholic Health Initiatives (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of R.J. Reynolds Tobacco Holdings, Inc. (hereinafter referred to as "RJR" or the "Company"), and who have jointly submitted a shareholder proposal to RJR, to respond to the letter dated December 20, 2001, sent to the Securities & Exchange Commission by Davis Polk & Wardwell on behalf of the Company, in which RJR contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in RJR's year 2002 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests the Company to make additional health disclosures to its customers.

Rule 14a-8(i)(7)

The Company's argument concerning litigation strategy is equivalent to Enron arguing that a shareholder proposal calling for its Board to adopt a policy "that the public accounting firm retained by our Company to provide audit services . . . should not also be retained to provide non-audit-services" (see Ameren Corporation (January 14, 2002) should be excluded as an ordinary business matter because Enron is engaged in litigation concerning its falsified books and its accountant's conflicts of interest. Or that a shareholder proposal for a by-law amendment requiring that members of Enron's audit committee must meet certain definitions of "independence" should be excluded as an ordinary business matter since there is pending litigation over the actions of the Board, its audit committee and their independence of management. Acceptance of such a theory in either case would prevent vital communication among shareholders at the very time when it was most needed to protect shareholder interests. The mere fact that some matter is also the subject of litigation does not prevent that matter from being a significant policy issue for the corporation and its shareholders. A different question arises if a shareholder proposal attempts to deal not with the underlying substantive policy issue, but rather with the *manner* in which the corporation conducts its litigation. That would be a matter of ordinary business for the management to control. But the mere fact that there is also litigation which is in some manner is related to the basic policy issues raised by a shareholder proposal should not give the registrant a "get out of jail free" card by automatically barring such a shareholder proposal. Most recently, the Staff has recognized this distinction in denying no-action letter requests in UST, Inc. (March 13, 2000) and R.J. Reynolds Tobacco Holdings, Inc. (March 7, 2000).

The latter denial is, of course, the most instructive since it involved an identical argument made on behalf of this very registrant. In our letter to the Staff in opposition to the Company's year 2000 no-action request we made the following rebuttal to RJR's argument:

> On page 6 of the Company's letter, it is conceded by RJR that the proposal would not be excludable based on past Staff positions. ("The Company is aware that the Staff's current position is to refuse the exclusion in proxy materials of shareholder proposals relating to the distribution, sale, marketing or promotion of tobacco products because these proposals are deemed to implicate significant public policy issues that take them out of the realm of ordinary business.") We believe that the Company has advanced no sufficient reason why the Staff should change its position in general, or should not apply its existing position to the Proponents' shareholder proposal. Indeed, the Staffs position is eminently correct in light of the fact that tobacco companies' sales and marketing practices are especially sensitive topics because they are promoting and marketing cancer-causing (now admitted by the industry after years of denial) products which are addictive (now admitted by the industry after years of denial). This sensitivity is enhanced when the potential targets of this promotional and marketing activity are children. Placement fees are an integral part of the promotional and marketing strategy of the Company, and appear to especially enhance the ability of children

to acquire cigarettes. (See, e.g., page 4 of Exhibit B.) All of these factors suggest that the Staff's past position should remain unchanged and should be applied to the Proponents' shareholder proposal. . . .

Finally, it should be noted that the Proponents' shareholder proposal is wholly unrelated to any litigation in which the Company may be engaged. Litigation strategy has been interpreted to encompass matters ranging from the decision whether to institute legal proceedings, to the conduct of a lawsuit, to the decision whether to settle a claim or appeal a judgment. Since the Proponents' shareholder proposal deals with none of those matters, it does not involve litigation strategy and therefore is not excludable on that ground under (i)(7). . . .

That letter should therefore not be read to constitute a general rule that any shareholder proposal raising a broad policy issue is automatically excludable if someone, somewhere, has sued the registrant in connection with a related matter. Indeed, in the case of tobacco companies one can assume that they are being sued somewhere on almost every conceivable issue. The fact that their product has spawned so much litigation should not create a shield from communication amongst shareholders about the Company's practices in pushing the sale of addictive products which cause cancer.

On the contrary, as a matter of good public policy one would have thought that the fact that the Company was engaged in widespread litigation would, rather than support the Company's argument that the proposal therefore concerned ordinary business, support the notion that the proposal raised significant policy issues. Indeed, a rule of decision like that suggested by the Company would defy common sense, since the result would be that the more outrageously the Company acts, the less likely the shareholders would be able to suggest corrective action or otherwise have a say in the matter. For example, there were numerous lawsuits following the wreck of the Exxon Valdez. Should that mean that shareholder proposals submitted to Exxon concerning environmental spills (or environmental issues generally) are automatically subject to exclusion? Or, if the CFO of a registrant embezzles some millions of dollars, should a shareholder proposal submitted to that registrant proposing by-law changes to strengthen internal accounting controls be automatically excluded because the registrant is a plaintiff or defendant in lawsuits arising out of the incident? Or, if some shareholder has challenged the legality of a poison pill in a state lawsuit, should CALPERS be barred from submitting a shareholder proposal requesting the repeal of the pill or a by-law change which would outlaw all pills in the future? We submit that these illustrations demonstrate the illogic of a general rule that a shareholder proposal should be excluded merely on the ground that there is overlap between that proposal and the subject matter of some litigation to which the registrant is a party. The Securities & Exchange Commission should not put itself in the position of shielding from shareholder criticism managements which have breached their fiduciary duties or otherwise caused harm to the corporation; yet that would be precisely the result if the proposed rule of decision were to be adopted. Indeed, such a rule would go a long way toward eviscerating the shareholder proposal rule, especially in situations where it was most needed.

Since the shareholder proposal does not reference the lawsuit and since nothing in the Proponents' shareholder proposal deals with the questions of whether the Company should institute a lawsuit, how it will conduct a lawsuit or whether to settle the lawsuit, it does not attempt to micro-manage the Company.

The Company's situation in 2002 is identical to its situation in 2000. The Company's argument in 2002 is identical to its argument in 2000. Therefore, there is no reason why, in deciding the Company's 2002 no-action request, the Staff should reach a result in any way different from the result which it reached in 2000.

It is also instructive to examine specific references to litigation. The Proponents' Whereas clause refers to a specific case in the Supreme Court. This cannot interfere with litigation strategy since that case is now ended (and, indeed, RJR does not even refer to it in its Appendix B.) On page B-1 the Company does refer to other legislation passed by the Commonwealth of Massachusetts that the Company is attempting to have declared unconstitutional. Item #1. However, there is virtually no overlap between that legislation and the actions requested in the shareholder proposal. The legislation calls for certain disclosures to be made by cigarette manufacturers on an annual basis. Although the shareholder proposal does request that certain ingredients be disclosed, it differs from the Massachusetts legislation not only in that it be disclosed directly to the consumer at the point of sale but also is restricted to harmful ingredients (in order to protect health), unlike the legislation which requires that all ingredients be disclosed on an annual basis. Furthermore, the disclosure of harmful ingredients is but one of several items which the shareholder proposal requests be disclosed. It is difficult to see how the limited disclosure of harmful ingredients will interfere with litigation strategy.

Item #2 on pages B-1 to B-2 does not involve present litigation.

Item #6 on page B-3 is irrelevant to the shareholder proposal. Although the Proponents' proposal requests that the health hazards of ETS be disclosed at the point of sale, it does not assert that ETS is a carcinogen. If RJR does not believe that ETS is a carcinogen and therefore that cancer is not among the health hazards of ETS to be disclosed, implementation of the shareholder proposal would not result in any disclosures which might impact litigation strategy.

Items #3, #4 and #5 all involve mass litigations (totaling many thousands of cases) and fall within the argument set forth above to the effect that a registrant should not receive a "get out of jail free" card just because it produces a product which, in the words of the majority opinion in Lorillard Tobacco Co. et al v. Reilly, 533 US 525 (June 20, 2001), "poses the single most significant threat to public health in the United States".

On the contrary, the case for the year 2002 shareholder proposal is enhanced by a recent study by the Canadian Cancer Society which showed that larger or more graphic health warnings on cigarette packages caused a greater awareness of health dangers as well as causing potential purchasers to refrain from some purchases. The Wall Street Journal article of January 10, 2002, describing the study, also noted that similar enlarged warnings were soon to be required in Brazil (a major tobacco producing nation) and the European Union. A spokesman for Philip Morris was quoted in the article as stating that Philip Morris would support "devoting reasonable space for those types of expanded warnings". The Proponents' shareholder proposal clearly raises an important policy issue for RJR and its shareholders and does not impact the Company's litigation strategy.

For the forgoing reasons, the Proponents' shareholder proposal is not excludable by virtue of rule 14a-8(i)(7).

Rule 14a-8(i)(3)

The Company objects to two of the sentences which appear in the Supporting Statement. We would be quite willing to restate the first of those sentences as a matter of belief, e.g. by inserting the words "We believe that" before the words "cigarettes are".

We do not believe that the second sentence, especially after amending the first sentence as set forth above, violates Rule 14a-9. Contrary to the Company's description of the action of the Supreme Court in FDA v. Brown & Williamson Tobacco Corporation, the Supreme Court did not decide that cigarettes are not delivery devices. Rather, the Court held that Congress had excluded tobacco from the coverage of the Food, Drug and Cosmetics Act. Thus the decision was not based on whether or not cigarettes do, in fact, act as drug delivery devices, but instead rested on the fact that as a matter of statutory construction, tobacco products are not subject to the Act, and more specifically that they are not subject to the Act because certain other congressional acts regulating tobacco preclude construing the Act to cover cigarettes.*

Therefore, once the Proponents have stated that they believe cigarettes are drug delivery devices, it is not in the least misleading to state how other drugs are regulated by the government.

If the Staff were to disagree with our position, we would, of course, be quite willing to conform the proposal to the Staff's view.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru February 27) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru February 27 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: John D. Amorosi, Esq.
All proponents
Sister Regina Murphy
Rev Michael Crosby
Sister Pat Wolf

*Indeed, it is worth noting that Justice O'Connor opened her opinion by saying: "This case involves one of the most troubling public health problems facing our nation today: the thousands of premature deaths that occur each year because of tobacco use." In the last paragraph of her opinion she stated: "By no means do we question the seriousness of the problem that the FDA has sought to address. The agency has amply demonstrated that tobacco use, particularly among children and adolescents, poses the single most significant threat to public health in the United States."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated December 20, 2001

The proposal recommends that RJRT include additional information in the packaging of its tobacco products.

We are unable to concur in your view that RJRT may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that RJRT may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that RJRT may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must recast the statement that "cigarettes are a drug delivery device" as their opinion. Accordingly, unless the proponents provide RJRT with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if RJRT omits only this portion of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel